EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2015 Third Quarter Results

Strong Finish for Fiscal 2015 and Positive Momentum in Place for Fiscal 2016

BARRIE, Ontario, May 11, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the third quarter and first nine months of fiscal year 2015, ended March 31, 2015. All financial results are reported in US dollars except as otherwise noted.

Revenue for the third quarter of fiscal 2015 increased 13% and Adjusted EBITDA* was up 20%, improving that margin to 20.6% compared to the prior year third quarter of 19.3%. Revenue and Adjusted EBITDA* for the third quarter of fiscal 2015 were $156.3 million and $32.1 million, respectively, compared to $138.3 million and $26.7 million for the third quarter of fiscal 2014. The reported net income for the third quarter of fiscal 2015 was $1.9 million, or $0.02 per share, compared to $2.6 million, or $0.03 per share for the third quarter of fiscal 2014. In the third quarter of fiscal 2014, the Company closed the acquisition of certain assets resulting in a non-cash bargain gain of $2.8 million, net of tax, as the price paid was lower than the fair value of the assets purchased.

"The operating results for the third quarter of fiscal 2015 continued the positive momentum set in the first half of the year," said Denis J. Gallagher, Chairman and CEO. "The Adjusted EBITDA* margin in the quarter increased 1.3 points over the prior year primarily due to a lower fuel expense. Fuel cost improved in the current period, with overall fuel as a percentage of revenue at 7.4% for the third quarter, down from 9.4% last year," added Gallagher.

Revenue for the first nine months of fiscal 2015 increased to $402.3 million from $346.9 million and Adjusted EBITDA* was $67.3 million compared to $56.2 million for the first nine months of fiscal year 2014. STI reported a net loss for the first nine months of fiscal 2015 of $3.3 million or a $0.04 loss per common share, similar to the prior fiscal year first nine months loss of $3.3 million or $0.04 per common share.

"At the end of the third quarter, we had $6.2 million in revenue deferrals due to weather related school cancellations. We expect to recover substantially all of that revenue deferral over the balance of the current year as these school days are made up. That should translate to a strong fourth quarter, so we anticipate closing the current fiscal year with positive momentum and strong results," noted Gallagher. "We have some great new recent contract wins we will be announcing shortly and we continue to await word on a couple of others as the bid season for next year comes to a close. At this point, as we look to fiscal 2016 that begins this July, we have secured new contracts that will add approximately 7% in net new annualized revenue growth for next year. Additionally, we have been rebidding some low priced contracts and have secured some renewals with price increases, something we haven't seen in the last few years as many of these contracts included low consumer price index (cpi) levels over the past several years. We are seeing contract prices from bids this year in certain markets moving up which has been a positive sign."

The CEO concluded by saying, "Our goal over the next three fiscal years is to increase our operating cash flow per share by 5-7% annually. We can accomplish this by driving new efficiencies through the investments we have made in technology in our fleet and operations. Improving margins in our core business and aggressively building on our new non-asset business units is also a key part of this strategy. By the end of this fiscal year, we will have reduced our total debt by roughly USD$50 million from the prior year and have locked in $50 million of our floating rate debt at approximately 2.8% for the next two years. These moves, along with expanding our alternative fuel fleet, increased customer paid fuel contracts, plus already purchased lower contracted fuel for fiscal 2016 will save us several million dollars over fiscal 2015 and allow us to grow our business and earnings in new ways. We will of course continue to be disciplined in our growth and continue our emphasis on innovation and technology to increase shareholder value."

During March 2015, the Company completed an offering of common shares raising $65.6 million in net proceeds after underwriting fees and expenses. The net proceeds of the offering were identified for debt repayment, including the pending maturity of the 6.75% convertible debentures that mature on June 30, 2015, along with the pay down of revolver borrowings on the Company's credit agreement. At March 31, 2015, the Company had approximately $38.6 million in outstanding borrowings and approximately $185 million in availability under the credit agreement.

Reconciliation of Net income (loss) and Adjusted EBITDA*

	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Nine Months Ended
	3/31/15	3/31/14	3/31/15	3/31/14

Net income (loss)	$ 1,893	$ 2,600	$ (3,325)	$ (3,290)

Add back:
Income tax expense (benefit)	963	908	(1,850)	(2,368)
Foreign currency (gain) loss	(482)	(187)	(378)	76
Other (income) expense, net	(1,216)	519	(2,745)	674
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	4	(237)	(219)	(671)
Equity in net income of unconsolidated investment	(25)	--	(25)	--
Unrealized loss on foreign currency exchange contracts	1,528	230	1,970	61
Gain on bargain purchase of businesses acquired, net of tax	--	(2,762)	--	(2,762)
Non-cash stock compensation	1,231	685	4,170	3,942
Interest expense	4,328	4,421	13,165	12,079
Amortization expense	797	805	2,431	2,742
Depreciation and depletion expense	14,268	13,853	33,454	31,859
Operating lease expense	8,846	5,878	20,700	13,826
Adjusted EBITDA *	$ 32,135	$ 26,713	$ 67,348	$ 56,168

Results of Operations (in 000's of US$, except per share data)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2015	2014	2015	2014

Revenues	$ 156,314	$ 138,263	$ 402,297	$ 346,932

Costs and expenses
Cost of operations	118,935	104,790	314,429	269,380
General and administrative	14,090	12,445	41,217	34,944
Non-cash stock compensation	1,231	685	4,170	3,942
Acquisition expense	--	193	3	266
Depreciation and depletion expense	14,268	13,853	33,454	31,859
Amortization expense	797	805	2,431	2,742
Total operating expenses	149,321	132,771	395,704	343,133
Income from operations	6,993	5,492	6,593	3,799
Interest expense	4,328	4,421	13,165	12,079
Foreign currency (gain) loss	(482)	(187)	(378)	76
Unrealized loss on foreign currency exchange contracts	1,528	230	1,970	61
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	4	(237)	(219)	(671)
Gain on bargain purchase of businesses acquired, net of tax	--	(2,762)	--	(2,762)
Other (income) expense, net	(1,216)	519	(2,745)	674
Income (loss) before income taxes and equity in net income of unconsolidated investment	2,831	3,508	(5,200)	(5,658)
Equity in net income of unconsolidated investment	25	--	25	--
Income tax expense (benefit)	963	908	(1,850)	(2,368)
Net income (loss)	$ 1,893	$ 2,600	$ (3,325)	$ (3,290)
Basic and diluted net income (loss) per common share	$ 0.02	$ 0.03	$ (0.04)	$ (0.04)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Conference Call & Live Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Tuesday, May 12, 2015 at 11:00 a.m. (ET) to discuss its results for the third quarter of fiscal year 2015 ended March 31, 2015. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565. To access the live audio webcast and rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Founded in 1997, STI is North America's third-largest and fastest-growing provider of school bus transportation services and management services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice-President & Chief Financial Officer

         Doug Coupe
         Director of Communications & Investor Relations
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com